Exhibit 4
Following is a schedule of sales of the Issuer’s Class A Common Stock by the Reporting Persons that have not previously been reported in this Schedule 13D or Amendment Nos. 1, 2, or 3 thereto. All of these sales were open market transactions on the NASDAQ Global Market except for the 100,000 share sale on 2/17/11, which was a privately negotiated transaction.

Date of Sale	Number of Shares Sold	Share Price
2/10/2011	30,505	$2.8005
2/15/2011	17,200	$2.7004
2/16/2011	18,500	$2.7183
2/16/2011	7,000	$2.8000
2/17/2011	37,823	$2.7165
2/17/2011	100,000	$2.7300
2/18/2011	8,200	$2.7266